Filed pursuant to Rule 433

Registration No. 333-261972

Relating to Preliminary Prospectus Supplement dated April 14, 2026

Term Sheet

FEDERATIVE REPUBLIC OF BRAZIL—PRICING TERMS

4.000% Global Bonds due 2030

Issuer	Federative Republic of Brazil (“Brazil”)

Transaction	4.000% Global Bonds due 2030 (the “2030 Global Bonds”)

Ratings	Ba1 (stable) / BB (stable) / BB (stable) (Moody’s/S&P/Fitch)*

Distribution	SEC Registered

Issue Currency	Euro

Total Amount Issued	€2,000,000,000

Total Gross Proceeds (before fees and expenses)	€1,982,680,000

Coupon	4.000% per annum, Act/Act

Coupon Frequency	Annual

Maturity	April 23, 2030

Offering Price	99.134% of the principal amount, plus accrued interest, if any, from April 23, 2026, the date Brazil expects to deliver the 2030 Global Bonds.

Yield to Maturity	4.240% per annum

Reoffer Spread over Mid-Swap	145 bps

Reference Mid-Swap Rate	2.790%

Re-offer Spread over Reference Benchmark	158.6 bps

Reference Benchmark	OBL 2.400% due April 18, 2030

Reference Benchmark Price; Yield	99.047%; 2.654%

Underwriting Fee	0.200%

Interest Payment Dates	April 23 of each year.

First Interest Payment Date	April 23, 2027

Use of Proceeds	Brazil intends to use the net proceeds of the sale of the 2030 Global Bonds for repayment of outstanding federal public debt of Brazil.

Optional Redemption	The 2030 Global Bonds will be subject to redemption at the option of Brazil before maturity, on terms described under “Description of the 2030 Global Bonds—Optional Redemption” in the Prospectus Supplement.

Make-whole spread	25 bps

Pricing Date	April 15, 2026

Settlement Date	April 23, 2026 (T+6)

ISIN / Common Code	XS3344411486 / 334441148

Denominations	€100,000 and integral multiples of €1,000 in excess thereof

Listing	Application will be made to list the 2030 Global Bonds on the London Stock Exchange plc for the 2030 Global Bonds to be admitted to trading on the London Stock Exchange plc’s International Securities Market (the “ISM”). The ISM is not a regulated market for the purposes of Directive 2014/65/EU or Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

Governing Law	New York Law

Joint Lead Managers and Joint Bookrunners	Banco Bilbao Vizcaya Argentaria, S.A. BNP PARIBAS Merrill Lynch International UBS AG London Branch

Underwriting Commitments	Banco Bilbao Vizcaya Argentaria, S.A. €500,000,000 BNP PARIBAS €500,000,000 Merrill Lynch International €500,000,000 UBS AG London Branch €500,000,000

Stabilization	FCA/ICMA

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independently of each other securities rating.

A preliminary prospectus supplement, subject to completion, dated April 14, 2026, together with an accompanying prospectus, for the 2030 Global Bonds, is available from the SEC’s website using the following link:

https://www.sec.gov/Archives/edgar/data/205317/000119312526153717/d56898d424b5.htm.

The information in the preliminary prospectus supplement and this term sheet is not complete and may be changed. The preliminary prospectus supplement and this term sheet are not offers to sell any securities and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

The Issuer has filed a registration statement (including a prospectus) and the preliminary prospectus supplement with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banco Bilbao Vizcaya Argentaria, S.A. toll-free at +1 (800) 422-8692, BNP PARIBAS toll-free at +1 (800) 854-5674, Merrill Lynch International toll-free at +1 (800) 294-1322 or UBS AG London Branch toll-free at +1 (833) 481-0269.

The 2030 Global Bonds which are the subject of the offering are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the 2030 Global Bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the 2030 Global Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The 2030 Global Bonds which are the subject of the offering are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor in the UK means a person who is not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”). Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) for offering, selling or distributing the 2030 Global Bonds or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the 2030 Global Bonds or otherwise making them available to any retail investor in the UK may be unlawful under the DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

Neither this term sheet nor any other material relating to the offering has been approved by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”). This term sheet is only being distributed to and is only directed at (i) persons who are outside the UK or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this term sheet relates will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the same will be engaged in only with, relevant persons. The 2030 Global Bonds which are the subject of the offering will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the 2030 Global Bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this term sheet or any other material relating to the offering.

In connection with this offering, BNP PARIBAS (the “Stabilizing Manager”) (or any person acting on behalf of any Stabilizing Manager), may over-allot 2030 Global Bonds or effect transactions, as further described in the prospectus supplement, which stabilize or maintain the market price of the 2030 Global Bonds at levels which might not otherwise prevail. This stabilizing, if commenced, may be discontinued at any time. Any stabilization action or over-allotment will be conducted by the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) in accordance with all applicable laws and rules. There is no assurance that the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) will undertake any stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the global bonds is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the 2030 Global Bonds and 60 days after the date of the allotment of the 2030 Global Bonds.

Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the 2030 Global Bonds has led to the conclusion that: (i) the target market for the 2030 Global Bonds is eligible counterparties and professional clients only, each as defined in MiFID II, and (ii) all channels for distribution of the 2030 Global Bonds to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the 2030 Global Bonds (an “EU distributor”) should take into consideration the manufacturer’s target market assessment; however, an EU distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the 2030 Global Bonds (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the 2030 Global Bonds has led to the conclusion that: (i) the target market for the 2030 Global Bonds is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; and (ii) all channels for distribution of the 2030 Global Bonds to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the 2030 Global Bonds (a “UK distributor”) should take into consideration the manufacturer’s target market assessment; however, a UK distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the 2030 Global Bonds (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS TERM SHEET AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THIS TERM SHEET HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER SYSTEM.